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                               November 16, 2020

       Suzanne Cope
       Chief Executive Officer
       Deseo Swimwear Inc.
       2120 K Street     Unit 2
       San Diego, California 92102

                                                        Re: Deseo Swimwear Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed November 6,
2020
                                                            File No. 333-249308

       Dear Ms. Cope:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Form S-1

       Risk Factors, page 6

   1. We note in your Form 10-K/A filed November 2, 2020 that you disclose that your disclosure controls and
procedures were not effective. Please include a risk factor on the risks of ineffective
disclosure controls and procedures. If your internal control over financial reporting was
also ineffective, then please address these risks as well. Please also provide disclosure
about the reasons why your disclosure controls and procedures and internal control over
financial reporting were ineffective and the steps taken to address any material weakness.
 Suzanne Cope
Deseo Swimwear Inc.
November 16, 2020
Page 2

       Please contact Asia Timmons-Pierce, Special Counsel, at 202-551-3754 or Jay Ingram,
Legal Branch Chief, at 202-551-3397 with any questions.



FirstName LastNameSuzanne Cope                          Sincerely,
Comapany NameDeseo Swimwear Inc.
                                                        Division of Corporation
Finance
November 16, 2020 Page 2                                Office of Manufacturing
FirstName LastName